

Green Compass, LLC

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $124,000 to a Maximum Amount of $500,000

Climate Impact Note

Annualized Interest Rate of 8.00%

Interest and Principal Paid At Maturity

Senior and Unsecured Debt

Maturity Date: April 16th, 2026

Minimum Investment: $100

Incremental Amounts of $100

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in the Appendix: Offering Page of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix: Important Information About the Crowdfunding Process.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix: Important Information About the Crowdfunding Process. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

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Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The Company

Name of Company [1]

Name of issuer: Green Compass, LLC ("the Company," "the Issuer", "Green Compass")

Address: 1255 Union Street NE #700 Washington, DC 20002

Website: www.greencompass.co

Number of Employees: 0

Jurisdiction of Incorporation/Organization: District of Columbia

Date of Inception: June 28, 2018

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Green Compass, LLC

Issuer

DocuSigned by:

C4C8B3087EAE4C5...

Signature

Nicole Whalen

Printed Name

Managing Member

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

C4C8B3087EAE4C5...

Nicole Whalen

Managing Member & CEO

[Instructions to the preceeding section:

1 - The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.]

Directors of the Company [4]

Name:	Nicole Whalen	Dates of BOARD Service:	6/28/2018 - present
Principal Occupation:	Chief Executive Officer		
Employer:	Green Compass, LLC	**Dates of Service:**	6/28/2018 - present
Employer's principal business:	Green Compass retrofits real estate with climate solutions that reduce emissions and stormwater runoff and operates on revenue from environmental credits and compliance.		
List below all positions and offices with the issuer and the period of time in which the **DIRECTOR** served in the position or office:			
Position 1:	N/A	**Dates of Service:**	N/A
Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	N/A		

Officers of the Company [5]

The business and affairs of the Company is managed by the Managing Member. The Managing Member may appoint Officers of the Company to manage the day to day aspects of the business and to exercise such powers and undertake such duties and responsibilities as may be delegated from time to time by the Managing Member.

[Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:]

Name:	Nicole Whalen		
Title:	Managing Member	Dates of Service:	6/28/2018 - present
Responsibilities:	Chief Executive Officer at Green Compass LLC		
List below any prior positions and offices with the issuer and the period of time in which the **OFFICER** served in the position or office:			
Position 1:	CEO / Managing Member	Dates of Service:	6/28/2018 - present
Responsibilities:	Chief Executive Officer at Green Compass LLC		
Position 2:	N/A	Dates of Service:	N/A
Responsibilities:	N/A		
Business Experience: List below any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	N/A		

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	Number and Class of Securities Now Held	% of Voting Power Prior to Offering	% of Voting Power After Offering
Nicole Whalen	75.4 Class A Units	99%	99%
Keith Carr	1 Class A Unit	1%	1%
Option Pool	10 Class B Units	No voting rights, only profit share	No voting rights

Table 1. Beneficial Owners ownership percentages as of July 1, 2024, which is no more than 120 days prior to the date of the filing of this offering statement.

[INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.]

The Business

Description of Business [7]

Green Compass LLC is a climate tech company that finances, builds, and maintains green infrastructure solutions that generate Stormwater Retention Credits (SRCs) certified by the District of Columbia.

The Company also benchmarks building performance for commercial and multifamily properties and consolidates solutions from a network of service providers, including EV charging infrastructure, solar, and efficiency retrofits.

The Company was organized in the District of Columbia in 2018, and began selling compliance via stormwater retention credits (SRCs) in 2020.

Through the Stormwater Retention Credit (SRC) Price Lock Program with the District Department of Energy and Environment (DOEE), Green Compass has 6 agreements for projects that reserves $1,544,665.87 in escrow for future SRCs sold direct to DOEE or to buyers other than DOEE. [1]

More information on the social and environmental co-benefits of the Company's green infrastructure installations provided by Earth Economics.

See Appendix: Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

This investment is issued by Green Compass LLC, the parent company that wholly owns and operates Green Compass GI Projects LLC, a subsidiary that wholly owns six (6) project special purpose entities (SPEs). The Project SPEs are single member LLCs registered in the state of Delaware that own all project agreements, contracts, documents, etc., and are ultimately governed by Green Compass LLC.

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Green Compass, LLC Structure
Board of Advisors
99%
Whalen
1%
Carr
Green Compass, LLC (DC)
100% Owned
Raise Green - Crowd
$124k – $500k
Green Bonds
Green Compass GI Projects LLC (DE)
DC Green Bank
$650,000
Project Revolver
100% Owned
GrC STL LLC (DE)
GrC Elesa LLC (DE)
GrC FaithU LLC (DE
GrC DPSDA LLC (DE)
GrC PSP LLC (DE)
GrC RCG LLC (DE)
Legend
Member
Holdco
Project SPE
Lender

Risk Factors

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Change in Regulations

The Companyis subject to legislation and regulation at all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company's business. Any regulatory changes or market shifts affecting the demand or pricing for SRCs could impact the company's primary revenue stream.

Susceptibility to External Factors

Green infrastructure solutions are susceptible to extreme weather conditions, seasonal changes in temperature or rainfall, invasive species, and disease. If this occurs, it would require system repair or plant replacement. This could inhibit the operation of Green Compass, LLC until repairs or replacements are made. There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company holds ultimate responsibility for maintenance and functional status of these systems.

Reliance on Contractors

The Company depends on construction and maintenance contractors to build and maintain performance of the green infrastructure over the life of the contract. Its ability to meet obligations to customers and site owners may be adversely affected if contractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company has multiple arrangements to sell Stormwater Retention Credits (SRC's) to customers. The Company's ability to deliver these SRC's is dependent upon a maintenance schedule and passing maintenance inspections every three years to renew stormwater retention credit certification. There is a risk that the company will not meet these requirements.

Nascent Industry

The SRC market was the first of its kind established 10 years ago. Despite having a successful pilot installation and validating the pilot with two other successful site installations, the stormwater trading market is not mature. There is limited proof of the business model. There is no certainty of the number or persistence of market consumers interested in engaging with the Company. The Company may rely heavily on its purchase agreements with the District Department of Energy and the Environment, which could be limiting to the Company. The Company will need to continue to attract new market customers to assure growth. Increased competition from other companies in the climate tech and green infrastructure sectors could impact market share and profitability.

Operating Multiple SPEs

Operational challenges and managing and maintaining multiple project special purpose entities can be complex and pose unknown challenges.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or site owners. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the site-owner decides to sell or redevelop land that changes the footprint and drainage area of the green infrastructure system). Another example might be if other third party vendors, like the construction contractors, could not fulfill their contracts.

Project Delay Risk

The Company is engaged in project development and activities that are subject to significant delays. These delays can stem from various factors such as the time consuming process of permit approvals, and inherent timeline associated with nature-based solutions like planting seasons. These factors can result in substantial project delays, which are a persistent risk in such projects.

Intellectual property rights

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights protections may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional

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employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Security holders have no equity ownership in the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

Raising Additional Capital / Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. Thus, the Company may not be able to execute its business plan, its continued operations could be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

A natural disaster or other event beyond the control of the Company may cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated

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to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close.If the Company meets certain requirements (described in the Appendix: Important Information About the Crowdfunding Process "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access. If the Company chooses to close the Offering early i.e. before its originally publicized Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list - there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Financial Controls for Small Companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Pre-marketing Risk

Prior to filing this Form C, the Company engaged in "testing the waters" or also referred to as an "Indication of Interest", permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Indications of Interest." All communications that were sent are deemed to have been an offer of securities for purposes of the antifraud provisions of federal securities laws. The communications sent to Investors prior to the Offering are required to be provided in this Form C. There is a risk that all communications may not be included here and that they may not have included proper disclaimers required for "Indications of Interest".

Risks Related to Debt

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its

debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. This issuance is at the parent level and the debt obligations to the DC Green Bank and possibly other lenders will be senior to payment obligations associated with the Notes. There is the risk that, in the event of a default, the proceeds from the sale of the Company's assets may be insufficient to cover the obligations to the senior debt holders, leaving little to no remaining funds to satisfy the claims of the Investors holding the Notes. Consequently, Investors may experience a significant loss or may not recover any of their invested capital.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 6.0% to 8.0% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of the Subscription Agreement. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investments.

Risks Related to Minority Ownership Factors [22]

Security holders have no equity ownership in the Company and will have no voting rights to influence Company Management decisions.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company — As noted in Appendix: Subscription Agreement, Terms of the Note\Appendix 1, upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders. Note: the Company maintains an own and operate model for the green infrastructure assets and does not anticipate a change of control event in the future.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

The Company desires to:

1. Raise a minimum of $124,000 and up to $500,000 in the form of debt to Green Compass, LLC.

2. Offer our networks a chance to invest directly in climate solutions and become engaged long-term in our company journey.

3. Gather feedback and find valuable marketing insights to monetize a carbon credit.

4. Obtain funds from crowdfunding investments to finance the development of revenue-generating green stormwater infrastructure.

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Use of Proceeds [10]

[How does the issuer intend to use the proceeds of this offering?]

[INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.]

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**124,000**	**100%**	**500,000**	**100%**
Less: Raise Green Service Fees	7,400	6%	26,800	5%
Net Proceeds	**116,600**	**94%**	**473,200**	**95%**
Less: Legal & Accounting	12,000	9.7%	25,000	5.0%
Less: Wages	30,000	24.2%	180,000	36.0%
Less: Preconstruction	50,500	40.7%	159,200	31.8%
Less: Site Maintenance	19,100	15.4%	75,000	15.0%
Less: Marketing Campaign	5,000	4%	34,000	7.2%
Total Use of Net Proceeds	**116,600**	**94%**	**473,200**	**95%**

Table 2. Use of Proceeds

The Company will use proceeds from the **Target Offering Amount** for the following:

- Legal & Accounting amount is to continue to retain the Company's legal counsel and CPA.
- Preconstruction is to continue to retain the Company's consultants for engineering and construction management on sites under development.
- Wages is to continue to retain the Company's asset manager and program coordinator as 1099 contractors.
- Site Maintenance is to continue to retain the Company's maintenance contractors.
- Raise Green charges a 5% service fee, in addition to a $1,200 transaction processing fee.

The Company will use proceeds from the **Maximum Offering Amount** for the following:

- Legal & Accounting amount is to continue to retain the Company's legal counsel, CPA, and expected costs with accounting and navigating tax incentives.
- Preconstruction is to continue to retain the Company's consultants for engineering and construction management to build new sites.
- Wages is to transition Green Compass team members to employees payrolled through a staffing agency.
- Site Maintenance is to continue to retain the Company's maintenance contractors for new and operating sites..
- Marketing Campaign is to promote the sale of the stormwater retention credits generated by the Company's investments and add education signs to our sites.
- Raise Green charges a 5% service fee, in addition to a $1,800 transaction processing fee.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[(a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.]

The Company has made use of written communication about the intention to raise capital with Rasie Green, Inc.

Please see copies of the materials used in Appendix: Testing the Waters Materials.

Delivery of Securities [11(b)]

[How will the issuer complete the transaction and deliver securities to the investors?]

For an explanation of how the Company will close the offering and deliver the securities to the investors, see Appendix: Important Information About the Crowdfunding Process.

Canceling a Commitment to Purchase [12]

See Appendix: Important Information About the Crowdfunding Process

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered.]

See the Terms of the Securities in the Appendix: Subscription Agreement.

Voting Rights and Limitations [14, 15]

The holders of the securities have no voting rights.

Modification of Terms [16]

[How may the terms of the securities being offered be modified?]

The terms of the security cannot be modified solely by the Company once the securities are issued to investors.

Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date and up to the completion of the Offering, the Issuer cannot modify the terms in advance of the completion of the Offering. See Appendix: Important Information About the Crowdfunding Process for more information.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer whether in the first year or thereafter.

Additional restrictions on transfer are summarized in the Appendix: Subscription Agreement of this Form C.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

{What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Member Units Class A	76.4	0	Yes	N/A
Profit Interests Class B	10	4	No	N/A

Table 3. Capital Structure as of July 1, 2024.

Class of Security	*Securities Reserved for Issuance upon Exercise or Conversion*
Warrants	*N/A*
Options	*23.6 Class A and 4 Class B*

Table 4. Warrants and/or Options as of July 1, 2024. This includes options that have not been awarded yet.

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Limitation and Dilution of Rights [18]

[How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. Because the Investor holds no voting rights in the Company, the holders of a majority-in-interest of voting rights in the Company could impact Noteholders in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could cause the Company to pay off the Notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor. They could also make strategic decisions that do not support Noteholders, and cause the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?]

There are not any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Each class of security authorized and/or issued by the Company has different rights and/or preferences. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Noteholders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits.

Rights of Principal Shareholders [20]

[How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?]

As holders with no voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the management of the Company, and even force out minority holders of securities.

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The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Valuation of Securities Being Offered [21]

[How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.]

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at the interest rates of comparable municipal bond issuances, one-year US Treasury Bills, and other offerings on the Raise Green Platform. The Company also compared the rate to loans from the SBA and CDFIs. While none of these have the same risk profile, they serve as relative market indicators. Because these are bespoke private securities, unlike the public markets where the market trades and reprices securities of which some are comparable, these Notes do not have a true comparable.

The value of the debt notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

The Company has no outstanding material debts.

Credit	Creditor	Amount	Interest Rate	Maturity	Other

		Outstanding		Date	Material Terms
Loan*	*DC Green Bank*	*$238,604*	*6% per annum*	*July 31st, 2025*	*Current With Payments: Yes, Issued: July 28th, 2021*

Table 5. Material indebtedness of the Issuer as of July 1, 2024

*The Company has entered into a loan agreement through its subsidiary, Green Compass GI Projects LLC. This subsidiary maintains a $650,000 revolving loan agreement with DC Green Bank, which carries an interest rate of 6%. The loan is repayable in a single balloon payment due on July 31, 2025. As of July 1st, 2024, the current outstanding balance is $238,604. The loan is secured by the Company's and the subsidiary's assets and rights to stormwater retention credits. The Company has been and will continue to be responsible for repaying the debt service of Green Compass GI Projects LLC, specifically for the construction of new green infrastructure projects.

Other Exempt Offerings [25]

[What other exempt offerings has the issuer conducted within the past three years?]

The Company has not conducted any other exempt offerings within the past three years. See "Consolidated Statement of Changes in Members' Equity" for the Company's current allocation of units.

The Company has two classes of membership interests: Class A Units and Class B Units. Class A Units represents membership interest with voting rights in the Company. Class B units are non-voting units to award profit interests in the Company. The Company is authorized to issue profit interests to officers, employees, consultants or other services providers, provided that the number of profit interests do not exceed 12% of the total percentage interests of the Company on a fully diluted basis (or ten (10) Class B Units).

Six (6) Class B units are assigned to the managing member to comply with the SBA WOSB requirement of female majority owner of each class of member interest, leaving 4 Class B non-voting units remaining for issuance in the future.

Related Party Transactions [26]

[Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seek

s to raise in the current offering , in which any of the following persons had or is to have a direct or indirect material interest:

1. *any director or officer of the issuer;*
2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or*
4. *any immediate family member of any of the foregoing persons.]*

The Company has entered into a loan agreement through its subsidiary, Green Compass GI Projects LLC, which maintains a $650,000 revolving loan agreement with a 6% interest rate with DC Green Bank repayable in one balloon payment due July 31, 2025. The current balance is $238,604 as of July 1, 2024, and secured by the Company's and the subsidiary's assets and rights to stormwater retention credits. The Company has repaid and will continue to repay the debt service of the subsidiary, Green Compass GI Projects LLC, for the construction of new green infrastructure.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Nicole Whalen	Managing Member, Green Compass LLC	Personal Guarantee	99%

Table 7. Related party transactions as of July 1, 2024

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company was organized in the District of Columbia in 2018 and operates with revenue and 1099 contractors.

The Company's third party reviewed financial statements for 2023 and 2022 are provided for investors to review in Appendix 2.

In 2021, the Company's subsidiary, Green Compass GI Projects LLC, became DC Green Bank's first [borrower to finance green infrastructure projects with a revolving loan for $650,000](), interest at 6% per annum, repayable in one balloon payment including interest due July 31, 2025, secured by assets of the Company and rights to stormwater retention credits.

The Company recognizes its primary revenue by selling off-site stormwater compliance via stormwater retention credits (SRCs) generated by green infrastructure assets that the Company financed, designed, built, and continues to operate.

The Company diversifies revenue with subscriptions to benchmark building performance and with sales commission for originating projects for a network of services providers, including EV charging, solar, and efficiency retrofits.

Current Condition and Historical Results [28]

[Describe the financial condition of the issuer, including , to the extent material , liquidity, capital resources and historical results of operations.]

[INSTRUCTIONS TO QUESTION 28:

- *The discussion **must cover each year** for which financial statements are provided (see Table 8 below).*
- *Include a discussion of **any known material changes** or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.*
- *FOR ISSUERS WITH NO PRIOR OPERATING HISTORY, the discussion should focus on financial milestones and operational, liquidity and other challenges.*
- *FOR ISSUERS WITH AN OPERATING HISTORY, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.*

Take into account:

- *The **proceeds of the offering** and any other known or pending **sources of capital**.*
- *Discuss how the proceeds from the offering **will affect liquidity**, whether receiving these funds and any other additional funds is **necessary to the viability of the business,** and how quickly the issuer **anticipates using its available cash.***
- *Describe the **other available sources of capital** to the business, such as lines of credit or required contributions by shareholders.*

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.]

As of July 1, 2024, Green Compass LLC has built and maintains green infrastructure assets generating 110,032 high-impact stormwater retention credits (SRCs) across 3 sites each year. Additional green infrastructure assets to be constructed are expected to generate 175,000 high-impact SRCs each year.

The Company has SRC purchase agreements with the District Department of Energy and the Environment (DOEE), where DOEE will purchase SRCs from the Company for a period of 12 years. DOEE has reserved over $1.5 million in escrow for the Company. However, the Company may choose to sell SRCs to a non-DOEE buyer at a higher price. [Price Lock Program Funding Reservation for Green Compass] The Company has sold to 20 unique buyers representing public, private, and nonprofit organizations, including McDonalds, Delta Sigma Theta, and DOEE.

The Company has $201,151.46 in Cash and Cash Equivalents as of March 31, 2024.

The Company currently has a burn rate of $11,000 per month and current cash will cover monthly expenses for 11 months if no other SRC sales, commissions, or investment capital is raised. However, the Company expects to close at least $300,000 in SRC sales by the end of the FY2024 to continue business operations.

For the fiscal year ending Dec 31, 2023:

Revenues: The Company reported revenues of $154,557

Net Income: The Company experienced net income of $41,110

For the fiscal year ending Dec 31, 2022:

Revenues: The Company reported revenues of $123,983

Net Loss: The Company experienced net losses of ($10,872)

Financial Statements and Operation Discussion

Unaudited, Reviewed Financials

	Most Recent Fiscal Year: 2023	Prior Fiscal year: 2022
Total Assets:	$712,341	$377,536
Cash & Cash Equivalents:	$101,766	$107,217
Accounts Receivable:	$172,646	$555
Short-term Debt:	$0	$0
Long-term Debt:	$304,485	$93,491
Revenues/Sales:	$154,557	$123,983
Cost of Goods Sold:	$59,489	$107,223
Taxes Paid:	-	$315
Net Income:	$41,110	$(10,872)
# Employees	0	0

Table 8. Financial data for two most recent fiscal years end

How will funds from this raise affect your liquidity position?

The proceeds of this raise will help stabilize cash flow variability, address financing gaps, and cover operating expenses to construct more capital intensive green infrastructure assets.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

See Appendix: Financial Statements.

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

Questions (1) – (8) and all subparts thereto of Form C Question #30* were answered "No".

*see https://www.sec.gov/files/formc.pdf

Other Material Information [31]

[In addition to the information expressly required to be included in this Form, include:

1. *any other material information presented to investors; and*
2. *such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.]*

The Company intends to amend past tax returns to file for benefits from the 179D tax credit for 2020-2023.

[INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

A. *a description of the material content of such information;*
B. *a description of the format in which such disclosure is presented; and*
C. *in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure]*

APPENDIX

Important Information About the Crowdfunding Process

INVESTORS SHOULD READ CAREFULLY.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green

may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow facilitator, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix: Subscription Agreement; For SAFE securities the Terms of the investment are included in the main body of the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

dc-1132710

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the

35

previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered

See Transfer Restrictions section in the Form C above.

Financial Statements

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include: (1) balance sheets, (2) statements of comprehensive income, (3) statements of cash flows, (4) statements of changes in stockholders' equity and (5) notes to the financial statements.

If the financial statements are not audited, they shall be labeled as "unaudited."

To qualify as a public accountant that is independent of the issuer for purposes of providing financial statements, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statements if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering .

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

Green Compass LLC

Consolidated Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Green Compass LLC

We have reviewed the accompanying consolidated financial statements of Green Compass LLC (the Company) and its subsidiaries, which comprise the statements of balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States

of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Green Compass LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
June 12, 2024

Green Compass LLC
Consolidated Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.h	$ 101,766	$ 107,217
Receivables	1.i	172,646	555
Prepaid expenses		-	2,744
Total Current Assets		274,412	110,516
Noncurrent Assets			
Property, plant, and equipment	2	437,929	267,020
Total Noncurrent Assets		437,929	267,020
Total Assets		712,341	377,536
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable		12,851	16,563
Accrued expenses		2,338	1,411
Deferred revenue	1.k	343,444	217,960
Total Current Liabilities		358,633	235,934
Noncurrent Liabilities			
Debt, noncurrent	3	304,485	93,491
Total Noncurrent Liabilities		304,485	93,491
Total Liabilities		663,118	329,425
Members' Equity		49,223	48,111
Total Liabilities & Members' Equity		$ 712,341	$ 377,536

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC
Consolidated Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	5	$ 154,557	$ 123,983
Cost of Revenues	1.l	59,489	107,223
Gross Profit (Loss)		95,068	16,760
Operating Expenses			
Legal and other professional fees and services		30,027	4,544
Communications and information technology		4,121	4,397
Memberships and licenses		2,782	3,625
Office supplies		2,270	973
Travel		1,014	807
Meals and entertainment		985	157
Rent		820	390
Insurance		778	1,099
Other operating expense		382	540
Advertising and promotion	1.m	-	189
Taxes other than income taxes		-	315
Total Operating Expenses		43,179	17,036
Operating Income (Loss)		51,889	(276)
Other Income (Expense)			
Interest expense	3	(10,779)	(34,102)
Credit card rewards		-	1,006
Grant income	6	-	22,500
Total Other Income (Expense)		(10,779)	(10,596)
Net Income (Loss)		$ 41,110	$ (10,872)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC
Consolidated Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2023 and 2022

	Class A Units Issued and Outstanding	Class A Units Allocated Capital	Class B Units Issued and Outstanding	Class B Units Allocated Capital	Retained Earnings (Accumulated Deficit)	Total Member's Equity
Balance at January 1, 2022	90	$ 11,000	-	$ -	$ 100,717	$ 100,807
Net loss allocation	-	-	-	-	(10,872)	(10,872)
Forfeited units	(34)	(10,000)	-	-	-	(34)
Reissued units	20	-	-	-	-	20
Distributions	-	-	-	-	(41,810)	(41,810)
Balance at December 31, 2022	76	1,000	-	-	48,035	48,111
Net income allocation	-	-	-	-	41,110	41,110
Issued units	-	-	10	-	-	-
Distributions	-	-	-	-	(39,998)	(39,998)
Balance at December 31, 2023	76	$ 1,000	10	$ -	$ 49,147	$ 49,223

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC
Consolidated Statement of Cash Flows (Unaudited)
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ 41,110	$ (10,872)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	31,750	13,853
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(172,091)	10,354
Prepaid expenses	2,744	32,932
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(2,785)	(8,677)
Deferred revenue	125,484	181,679
Net Cash Provided by (Used in) Operating Activities	26,212	219,269
Cash Flows from Investing Activities		
Payments for property, plant, and equipment	(202,660)	-
Cash Flows from Financing Activities		
Proceeds from draws on line of credit	210,995	-
Repayment of line of credit	-	(155,000)
Distributions to members	(39,998)	(41,810)
Net Cash Provided by (Used in) Financing Activities	170,997	(196,810)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(5,451)	22,459
Cash, cash equivalents, and restricted cash at beginning of year	107,217	84,758
Cash, Cash Equivalents, and Restricted Cash at End of Year	101,766	107,217
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	101,766	107,217
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$ 10,779	$ 34,102

7

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Green Compass LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Green Compass LLC (the Company) finances, designs, installs, and maintains green infrastrucure solutions that manage urban stormwater runoff and generate Stormwater Retention Credits (SRCs) certified by the District of Columbia.

The company also consolidates clean tech solutions from a network of service providers, including EV charging infrastrucure, renewable energy, and efficiency measures, and earns compensation for project origination.

The Company was organized in the District of Columbia in 2018 and began selling compliance via stormwater retention credits in 2020.

b. Basis of accounting

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The consolidated financial statements have been prepared on the accrual basis of accounting.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries including variable interest entities in which the Company is the primary beneficiary. All significant intercompany transactions have been eliminated.

The following wholly-owned subsidiary's assets, liabilities and operations are included in these financial statements:

GRC DPSDA, LLC
GRC Elesa, LLC
GrC FaithU, LLC
GRC RCG, LLC
GRC PSP, LLC
GRC StL, LLC
Green Compass GI Projects, LLC

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

d. Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

f. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying

9

Green Compass LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

consolidated financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

i. Receivables

Allowance for doubtful accounts is calculated based on the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management judgment. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2023 and 2022 the Company had an allowance for doubtful accounts of $0 and $0, respectively.

j. Property, plants and equipment

Property, plants and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plants and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plants and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plants and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. The Company depreciates constructed assets over a period of 12 years, which corresponds to the 12 year revenue stream from the stormwater retention credit (SRC) purchase agreement with the District of Columbia. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

k. Revenue recognition

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes annual recurring revenues from the sale of stormwater retention credits when (a) an agreement exists with a buyer to purchase stormwater retention credits to meet their offsite compliance requirement; (b) payment is made to purchase stormwater retention credits, and (c) the stormwater retention credits are transferred to new the buyer.

The Company also recognizes revenue for annual subscriptions to benchmark building performance and origination fees for projects originated and developed with service providers.

Revenue collected on contracts in advance is deferred and taken into income as the services are provided.

l. Cost of goods sold

Cost of goods sold includes the following expenses; contract labor, site maintenance, development costs, and depreciation expense related to project construction.

m. Advertising expenses

Advertising and promotional costs are expensed as incurred.

n. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

balances are as follows:

	2023	2022
Construction projects	$ 519,612	$ 316,952
Total Accumulated Depreciation	(81,683)	(49,932)
Total	$ 437,929	$ 267,020

Depreciation expense was $31,750 and $13,853 for the years ended December 31, 2023 and 2022, respectively, and is included in Cost of Revenues.

3. Debt

a. In compliance with covenants

Under certain debt agreements, the Company is committed to respect certain negative covenants and must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2023, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2023.

b. Accounts by period and repayment schedule

Long-term debt consists of the following:

	2023	2022
Revolving credit loan ($650,000 total approved principal), interest at 6% per annum and 0.50% commitment fee applied to the amount of undrawn funds of the loan paid monthly, repayable in one balloon payment including interest due July 31, 2025, secured by assets of the Company and rights to Stormwater Retention Credits	$ 304,485	$ 93,491
Less: current portion	-	-
Long-term portion of debt	$ 304,485	$ 93,491

Principal repayments on long-term debt over the next five years are as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2024		-
2025	$	304,485
2026		-
2027		-
2028		-
Subsequent		-
Total	$	304,485

4. Members' equity

The Company has two classes of membership interests: Class A Units and Class B Units. The Company is authorized to issue profit interests to officers, employees, consultants or other services providers, provided that the number of profit interests do not exceed 10% of the total percentage interests of the Company on a fully diluted basis (10 Class B Units).

As of December 31, 2023, 76 of 90 available Class A Units were issued and outstanding and all 10 Class B Units were issued and outstanding.

5. Revenue

Revenues consist of the following:

		2023		**2022**
Sales of Stormwater Retention Credits	$	147,364	$	62,460
Electric vehicle services		-		60,128
Other revenues		7,193		1,395
Total Revenues	$	154,557	$	123,983

On March 14, 2022 the Company received a contract from the government of the District of Columbia to remove and replace three new electric vehicle charging stations. The revenues of this award were all recognized during the fiscal year ended December 31, 2022.

Other revenues consist of benchmarking services and solar origination of clean tech projects, like renewable energy, EV charging infrastrucure, and efficiency measures

6. Grant income

13

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Green Compass LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

On December 10, 2021 the Company was awarded a grant from the Arbor Day Foundation for $22,500 (the "grant"). The grant was an Aramco Services Company Tree Planting Award and required the Company to plant and maintain a minimum of 20 trees, manage and educate approximately 50 volunteers on tree planting, care and maintenance best practices, as well as achieve other outcomes related to communication and promotion of the project's event.

The Company fulfilled its requirements under the grant and recognized the total value of the award as Other Income for the year ended December 31, 2022.

7. Commitments and contingencies

The Company has multiple arrangements to sell Stormwater Retention Credits (SRC's) to customers. The Company's ability to deliver these SRC's is dependent upon a maintenance schedule and passing maintenance inspections every three years to renew stormwater retention credit certification. As of December 31, 2023 all maintenance inspections are in accordance with the District of Columbia Municipal Regulations.

The Company has SRC purchase agreements with the District Department of Energy and the Environment (DOEE), where DOEE will purchase SRCs from the Company for a period of 12 years. DOEE has reserved over $1.1 million in escrow for the Company. However, the Company may choose to sell SRCs to a non-DOEE buyer.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. Subsequent events

During 2024, the Company extended its revolving credit loan facility by 18 months.

Management evaluated all activity of the Company through June 12, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

14

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Management Report

Green Compass

For the period ended April 30, 2024

Prepared on

May 7, 2024

For management use only

Table of Contents

Profit and Loss

January - April, 2024

	Total
INCOME	
Revenue	
Benchmarking	650.00
Services	900.00
SRC Sales - DOEE	17,138.56
SRC Sales - Market	57,209.44
Total Revenue	**75,898.00**
Total Income	**75,898.00**
COST OF GOODS SOLD	
Amortization expenses	14,142.00
Contract labor	7,552.50
Pre Construction Development Costs	
Permitting & Review Fees	688.00
Total Pre Construction Development Costs	**688.00**
Site Maintenance	6,648.85
Total Cost of Goods Sold	**29,031.35**
GROSS PROFIT	**46,866.65**
EXPENSES	
Advertising & marketing	1,896.69
Commissions & fees	2,392.50
General business expenses	350.00
Bank fees & service charges	259.23
Business licenses	4,245.00
Financing Cost	1,000.00
Business loan interest	5,049.92
Total Financing Cost	**6,049.92**
Insurance	93.00
Business insurance	524.50
Total Insurance	**617.50**
Memberships & subscriptions	127.20
Total General business expenses	**11,648.85**
Legal & accounting services	
Accounting fees	5,400.00
Legal fees	2,789.00
Total Legal & accounting services	**8,189.00**
LLC Formation & Registration	210.00
Office expenses	
Office supplies	176.96
Other office expense	10.00
Phone & Communication	192.50

	Total
Printing & Stationary	280.55
QuickBooks Payments Fees	95.40
Shipping & postage	6.11
Small tools & equipment	2,244.28
Software & apps	2,254.74
Total Office expenses	**5,260.54**
Rent	2,212.00
Rent and Occupancy	1,892.13
Total Rent	**4,104.13**
Travel	633.03
Meals	
Meals with clients	81.24
Team meals	26.40
Total Meals	**107.64**
Taxis or shared rides	121.38
Vehicle rental	207.39
Total Travel	**1,069.44**
Total Expenses	**34,771.15**
NET OPERATING INCOME	12,095.50
NET INCOME	$12,095.50

Balance Sheet

As of April 30, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
City First GI Projects Checking-4455	168,819.26
City First GrC Checking-4463	101,558.05
Total Bank Accounts	**270,377.31**
Accounts Receivable	
Accounts Receivable (A/R)	171,139.38
Total Accounts Receivable	**171,139.38**
Total Current Assets	**441,516.69**
Other Assets	
Long Term Projects	
Accumulated amortization	-95,824.56
Construction	479,466.66
Engineering	7,000.00
Geotech (Infiltration)	3,145.00
Referral Fee	35,000.00
Total Long Term Projects	**428,787.10**
Total Other Assets	**428,787.10**
TOTAL ASSETS	**$870,303.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,187.00
Total Accounts Payable	**9,187.00**
Credit Cards	
Capital One CC	5,464.49
Total Credit Cards	**5,464.49**
Other Current Liabilities	
Interest Payable	23,885.00
Total Other Current Liabilities	**23,885.00**
Total Current Liabilities	**38,536.49**
Long-Term Liabilities	
DCGB Revolver	229,485.05
Deferred Revenue	564,852.58
Total Long-Term Liabilities	**794,337.63**
Total Liabilities	**832,874.12**
Equity	

	Total
Opening balance equity	57,158.65
Partner distributions	
Whalen	-124,633.48
Total Partner distributions	**-124,633.48**
Partner investments	
Carr	1,000.00
Whalen	44,400.00
Total Partner investments	**45,400.00**
Retained Earnings	47,409.00
Net Income	12,095.50
Total Equity	**37,429.67**
TOTAL LIABILITIES AND EQUITY	**$870,303.79**

Statement of Cash Flows

January - April, 2024

	Total
OPERATING ACTIVITIES	
Net Income	12,095.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	258.61
Long Term Projects:Accumulated amortization	14,142.00
Accounts Payable (A/P)	-3,668.50
Capital One CC	3,126.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13,859.05**
Net cash provided by operating activities	**25,954.55**
INVESTING ACTIVITIES	
Long Term Projects:Construction	-5,000.00
Net cash provided by investing activities	**-5,000.00**
FINANCING ACTIVITIES	
DCGB Revolver	-75,000.00
Deferred Revenue	221,409.00
Net cash provided by financing activities	**146,409.00**
NET CASH INCREASE FOR PERIOD	**167,363.55**
Cash at beginning of period	103,013.76
CASH AT END OF PERIOD	**$270,377.31**

Subscription Agreement



Green Compass, LLC

Subscription Agreement

Climate Impact Note

Target Offering Amount of $124,000 to a Maximum Amount of $500,000

Annualized Interest Rate of 8.00%

Interest and Principal Paid At Maturity

Senior and Unsecured Debt

Maturity Date: April 16th, 2026

Minimum Investment: $100

Incremental Amounts of $100

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the Green Compass, LLC Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $500,000 of unsecured debt securities (the "**Notes**") issued by Green Compass, LLC, a District of Columbia limited liability company (the "**Company**"), during the period set forth on the Company's offering page at www.raisegreen.com, subject to adjustment as described below (the "Offering Period", the last day of which is the "Offer Close Date"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of District of Columbia (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3. Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to [North Capital Private Securities] (the "**Escrow Facilitator**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Facilitator will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5.   Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a limited liability company duly organized and existing under the laws of the District of Columbia and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a)   Suitability Standards

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv) any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v) all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi) Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b) *Disclosure of Information*

(i) the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii) the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii) the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv) in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c) *Power & Authority*

(i) if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii) the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii)   the Offeree is not subject to backup withholding; and

(e)   *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   *No Registration; No Reliance*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation, the District of Columbia);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the

Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b)   Transfer Restrictions

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   No Cancellation

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as

reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: Green Compass, LLC_____

Address: **1255 Union Street NE #700 Washington, DC__ 20002_____**

Email: nicole@greencompass.co_____

Attention: Nicole Whalen_____

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11. **Miscellaneous.**

(a) *Entire Agreement*

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b) *Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.*

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the District of Columbia, with applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in the District of Columbia and agree that venue shall lie exclusively in the District of Columbia.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c) *Survival of Representations*

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d) *Amendment and Waiver*

(i) Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii) Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e)   Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; <u>provided</u> however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f)   Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)   Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h)   Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i)   Counterparts

This Agreement may be executed by manual or electronic signature, in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Remainder of Page Intentionally Left Blank]

[Signatures Appear on Next Pages]

- 12 -

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the Issuance Date on the Company Signature Page.

[Name of Offeree]

By (Signature*):   _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

      Offeree Name:_____

      Mailing Address: _____

                                _____

      Email: _____

      Attention: _____

Subscription Agreement -- <u>Offeree Signature Page</u>

The offer to purchase Subscribed Securities as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company, **unless otherwise noted below, (i)** in the Subscribed Securities Amount, and **(ii)** at the Purchase Price, **each as** set forth on the Offeree Signature page, **as of** the Issuance Date set forth below.

[Name of Project Company]

By: _____

Print Name: _____**Nicole Whalen**_____

Title: _____**CEO**_____

Issuance Date: _____**(or Close Date + 1)**

Subscription Agreement -- <u>Company Signature Page</u>

 This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $500,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal and Interest

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") on April 16th, 2026 (the "Maturity Date"):

(i) accrued and unpaid interest on the Notes; and

(ii) the full principal amount in a lump sum on the Maturity Date.

Interest on the principal amount of the Notes shall accrue at a simple interest rate of [Eight Percent] (8.00]%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

In addition, the Company shall pay accrued and unpaid interest at such rate to each Holder on the date of any Optional Redemption or Mandatory Redemption as set forth below.

Optional and Mandatory Redemptions

Prior to the Maturity Date the Company may, at its option, prepay the principal amount of the Notes in whole or in part (an "Optional Redemption") as set forth below. The Company will use reasonable efforts to provide notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below (a) upon a Change of Control (as defined below), and (b) upon any Event of Default (as defined below).

With respect to any Optional Redemption or Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Optional Redemption or Mandatory Redemption; and ii) all accrued and outstanding interest on such principal.

All Payments on Business Days; Payments to Holder on Record Date

If any Scheduled Payment Date or the date of any Optional Redemption or Mandatory Redemption falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, (i) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close and

(ii) "Record Date" means, with respect to the due date of any payment (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such due date.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Financial Covenant

The Company will maintain a projected debt service coverage ratio of not less than 1.00 to 1.30 while Notes are outstanding.

Seniority

The indebtedness evidenced by the Notes is senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity in right of payment with other unsecured debt securities that may be issued by the Company, and (ii) the Company may make any payment of principal, interest, fees or expenses with respect to any Other Indebtedness if at such time (x) no Event of Default has occurred and is continuing, and (y) any such payment does not, or is reasonably believed by the Company not to, result in an Event of Default.

As used herein, "Other Indebtedness" means, unless expressly subordinated in right of payment to, or on a parity with, the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor.

Change of Control

If there is a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders an amount equal to the sum of (i) the outstanding principal amount of the Notes, plus (ii) all unpaid accrued interest on the outstanding

principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock or ownership percentage, of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **Green Compass, LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At Anytime after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

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Green Compass, LLC

Climate Impact Notes

Nature-based 'green' stormwater infrastructure in Washington, DC using plant and soil systems

$124K Minimum Offering Size

$500K Maximum Offering Amount

OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | RISKS AND DISCLOSURES | DOCUMENTS | VIDEO

Green Compass stands as a pioneering climate tech enterprise that retrofits commercial and multifamily buildings to fight climate change by deploying:

- Green Stormwater Infrastructure
- Renewable Energy Systems
- EV Charging Infrastructure
- Building Efficiency Measures

Green Compass designs, builds, and operates climate solutions and focuses on the building sector because buildings are the largest source of emissions worldwide and an opportunity to be the largest scalable solution to the climate crisis."

GREEN COMPASS

Company Highlights

1. Achieved 18% SRC market share, $200k+ ARR, $900k+ sales to top buyers, and $1.2M under contract since 2020.[3-5]
2. Revenue-backed commitments, secured through a 12-year DOEE purchase contract, and has received international recognition.[6]
3. First green infrastructure borrower, backed by the DC Green Bank.[7]
4. Every dollar in Green Infrastructure could yield $7.80 in annual community benefits, enhancing local ecosystems and economies.[1,2]
5. These 8% debt notes, with an 18-month maturity, act like a green alternative to short term investments like CDs.*

Sustainable Development Goal (SDG) Features*

6 CLEAN WATER AND SANITATION
13 CLIMATE ACTION
11 SUSTAINABLE CITIES AND COMMUNITIES

*See our SDG disclosure at www.raisegreen.com

Environmental Impacts

- Climate Action
- Built Environment
- Climate Management

**These notes represent an obligation of the Company and are not insured or guaranteed by the FDIC. Risks associated with these notes are described in the Form C.

***National average savings account rate of 0.59% as of 6.24.24 (bankrate.com).

The Campaign

Seed-Stage Climate Venture

OPTIMIZE
ELECTRIFY
DECARBONIZE

Green Compass chose a tailored crowd-sourced offering to develop nature-based solutions that capture +6 million gallons of runoff annually,

Seed-stage funding with crowdfunded debt notes

"These 8% debt notes with an 18-month

potentially generating $350k yearly in SRCs.



"...maturity offer CD rate competitiveness and profit sharing, to fund projects with a positive environmental impact."

– Nicole Whalen, CEO and Co-Founder

Project Characteristics

Raise:	$500k
Security:	Debt Notes
Project:	A climate tech company that retrofits commercial and multifamily buildings to fight climate change

The Story

A pioneering climate tech enterprise

Green Compass designs, builds, and operates climate solutions and focuses on the building sector because buildings are the largest source of emissions worldwide and an opportunity to be the largest scalable solution to the climate crisis.[8-10]

With a clear focus on the building sector, acknowledged as the largest global emissions source[11], Green Compass positions itself not just as a business, but as a crucial player in the drive towards a sustainable future. Its mission is grounded in the belief that the built environment holds the key to unlocking scalable, impactful solutions to the climate crisis, making each project they undertake a step towards a greener, more equitable world.

A Dire Problem: Stormwater Runoff

Stormwater runoff, the leading source of water pollution in Washington, DC, triggers an annual release of approximately 3 billion gallons of contaminated water into local rivers.

- DC pioneered the Stormwater Trading Credit Program in 2013.
- DC's initiative is valued at $7 billion[12]
- Since its 10 year inception, other municipalities are following suit, including Grand Rapids, Michigan, and Cook County, IL.



What is Green Compass doing about it?

Green Compass actively confronts the stormwater runoff challenge by retrofitting urban environments with nature-based green infrastructure (GI).

Its approach transforms paved surfaces into permeable landscapes that capture, absorb, and naturally filter stormwater to prevent it from entering sewers that release to waterways without treatment. Green Infrastructure reduces stormwater runoff and capacity pressure on the city's aging sewer systems, contributing to the overall health of the Chesapeake Bay watershed.



Stormwater credit trading

Green Compass operates at the heart of an innovative environmental market in Washington, DC, a city at the forefront of addressing urban sustainability challenges.

The company is actively engaged in the nation's first stormwater credit trading program, an initiative aimed at mitigating urban flooding and water pollution. This program is key for developers who need to comply with federal water quality standards, offering them two options: implement onsite green infrastructure or purchase off site stormwater retention credits.



Figure 1. The image on the left is of the Chesapeake Bay watershed. The image on the right is of the sewer systems of Washington, DC, where Green Compass installs green infrastructure in the MS4 area. Additional Source: https://www.arcgis.com/apps/InformationLookup/index.html?appid=a60a0086b47c4e35a638b7a8abe5954f

This market is not only the United States' first but also a unique instance of a private-to-private stormwater trading market, mirroring the mechanisms of renewable energy credit markets. Here, all stormwater credits are officially certified and transacted through a transparent online registry, overseen by the District Department of Energy and the Environment. Through its focus on this niche, Green Compass addresses the dual challenge of urban water management and the broader implications of climate change, positioning itself at a strategic intersection of environmental and urban development issues.

Big Brags

1. Green Compass's most significant achievements include capturing 18% of the stormwater retention credit (SRC) market by 2023 and generating over 110,000 high-impact stormwater retention credits each year across 3 sites.
2. Notably, the company successfully sold over 500k high-impact SRCs for more than $900k to major clients like McDonalds, EDENS, and Delta Sigma Theta, and secured $1.2 million in revenue under contract with the District of Columbia.
3. Future Projections: Green Compass is poised for continued growth, leveraging its market leadership and innovative solutions to expand its impact on urban sustainability. The ongoing demand for SRCs and green infrastructure, coupled with the company's proven track record of completing 3 projects across 4 years, positions it well for further success and contributions to environmental stewardship.

So what?

Since its inception in 2018, Green Compass has spearheaded the adoption of **Washington, DC's innovative Stormwater Retention Credit (SRC) trading program**, distinguishing itself as a pioneer by deploying voluntary green infrastructure projects such as **bioretention gardens** and **tree canopies**.

These initiatives not only **yield high-impact SRCs** but also catalyze the rejuvenation of local water bodies, spur green job creation, and advance environmental justice in EJ 40 Communities.

Furthermore, they can bring pivotal health and community benefits, alongside generating a **lucrative revenue stream from the SRCs**. Through these efforts, Green Compass is *reshaping urban landscapes into healthier, greener, and more equitable spaces for future generations.*

Green infrastructure yields

$7.80

in community benefits per dollar spent

Community Benefit

- Invests in green infrastructure, yielding $7.80 in community benefits for every dollar spent.
- Enhances biodiversity, air quality, and reduces carbon footprints.
- Beautifies neighborhoods, promoting a healthier and more aesthetically pleasing environment.
- Creates green jobs, fostering economic growth and sustainability in the workforce.
- Advances environmental justice, ensuring equitable benefits across communities.
- Delivers health benefits by improving local environments, contributing to the wellbeing of community members.
- Demonstrates the value of nature-based solutions in urban settings for sustainable and equitable development.

$214 ARR +$900 SRC

$1.2M
Revenue Under Contract

Economic Value

- Secures 18% of the SRC market by 2023, signaling robust demand for sustainable solutions.
- Generates +$200k in annual recurring revenue from SRCs, proving the economic viability of green infrastructure.
- Achieves +$900k in SRC sales to major clients, showcasing broad market acceptance and scalability.
- Holds $1.2 million in revenue under contract, indicating strong future revenue streams and market confidence.
- Creates a competitive alternative to traditional "gray" infrastructure investments, offering potentially attractive returns on investment through green solutions.
- Drives market innovation in stormwater management, positioning the company as a leader in sustainable urban development.
- Contributes to the creation of a $7 billion market for green infrastructure retrofits, underscoring the significant economic impact and opportunity in stormwater management

1,493 tCO2 avoided

10 acres retrofitted

Environmental Impact

- Captures more than +6 million gallons of runoff annually across 5 sites with green infrastructure, significantly reducing urban water pollution.
- Avoids 1,493 tons of CO2 emissions, contributing to climate change mitigation efforts and improving air quality.
- Generates high-impact SRCs from 10 acres of retrofitted areas, enhancing stormwater management and resilience.
- Invests in nature-based solutions like rain gardens and tiny forests, increasing biodiversity and ecosystem services.
- Targets a $350,000 annual revenue from SRCs, demonstrating the economic feasibility of environmental sustainability.
- Provides a scalable model for cities, showing potential for widespread environmental benefits across urban landscapes.
- Engages in projects that return $7.80 in community benefits for every dollar invested, indicating the holistic environmental value of green infrastructure.

Why Invest?

The Company is looking to raise $500,000 in funding to support the Company's development of 8 green infrastructure assets that generate revenue with Stormwater Retention Credits. Our aim is to transform urban landscapes into bastions of sustainability, creating cleaner, healthier, and more affordable environments for everyone. By leveraging nature-based solutions, we tackle pressing urban challenges such as climate change, environmental injustice, and water pollution head-on. Our projects not only benefit the environment but also offer a potentially stable and attractive return on investment through the innovative use of Stormwater Retention Credits.

Our commitment to environmental and social equity is at the forefront of our strategy. We ensure that our solutions are accessible to all, particularly underserved communities, by implementing no-cost options and shared savings programs. This approach amplifies the impact of each investment, fostering resilient urban communities that thrive alongside nature.

By investing in Green Compass, you're not just contributing to a company; you're investing in city-led climate solutions. You're supporting a vision to restore swimmable and fishable waters to the District of Columbia, and a template for other cities to use green infrastructure to create more equitable communities. This is your opportunity to be part of a climate solution that promises not only environmental restoration but also a solid pathway to returns for investors. Join us in making a tangible difference in the world, one green infrastructure project at a time.

"We have the solutions to combat climate change, biodiversity loss, and growing inequity—investing in nature-based solutions, renewable energy, and electrification is the key to adapting our cities for the future."

- Nicole Whalen, Founder & CEO, Green Compass

Team



Nicole Whalen
Founder & CEO

Nicole Whalen is the founder and CEO of Green Compass. She has an interdisciplinary background in earth science and economics with a BA in International Studies/Economics cum laude from New College of Florida and a MA in Global Sustainability, Water Resource Management from the University of South Florida. Prior to launching Green Compass, she worked on climate adaptation programs funded by USAID and Dept. of State at Chemonics International and the Pan American Development Foundation. She is proud to call DC home as a 5th generation Washingtonian and is passionate about deploying nature-based and city-led solutions to climate change.



Keith Carr
Partner

Keith Carr is a founding Partner at Green Compass and lifelong resident of the District of Columbia. He is an investor, licensed sales broker, real estate professional, and the Vice President of Thos. D. Walsh, Inc, a property management company providing commercial and residential real estate services in Washington, DC, Maryland, and Virginia since 1908.



Dinah Idan-Biney
Independent CPA & Tax Accountant

Dinah Idan-Biney supports all finance and accounting activities, with responsibility over general accounting, tax filings, and financial statements. She has over two decades of experience in accounting, working in both Fortune 100 companies and small businesses. She holds an active CPA license in Virginia, earned a Bachelor of Science in Accounting from the University of New Orleans, and an MBA from Colorado State University.

Partners










Press




Case Study
DC Stormwater Retention Credit Trading Program

PROBLEM

Impervious surfaces (e.g., roads, parking lots, and traditional roofs) cover over 40% of Washington, DC, and large rain events generate large amounts of stormwater runoff. High volumes of runoff carry pollutants (e.g., trash, oil and grease, and sediment) into local waterways, degrade aquatic habitats, and contribute to localized flooding.

SOLUTION

In 2013, the DC Department of Energy and Environment (DOEE) enacted the Stormwater Rule, which set a retention standard for stormwater management and established the Stormwater Retention Credit (SRC) trading program. District stormwater management regulations require most new development and major renovation projects to 1) install green infrastructure best management practices that retain stormwater runoff on-site and/or 2) purchase SRCs to meet all or part of their stormwater retention requirements off-site. SRC trading offers increased flexibility for compliance and increases overall stormwater retention by distributing green infrastructure over a larger area, a key factor enabling the Stormwater Rule.

The SRC trading program provides regulated projects with flexibility in complying with stormwater management requirements and accelerate the restoration of District waterbodies by incentivizing private investment in green infrastructure construction in high-priority areas. SRC trading allows regulated developers to use SRCs to meet all or part of their stormwater retention requirements off-site. An SRC is a tradable unit, certified by DOEE, equivalent to one gallon of stormwater retention capacity for one year installed voluntarily in excess of the retention requirement for a site. High-Impact SRCs come from voluntary green infrastructure projects in areas of the District that are most likely to provide the most significant water quality benefits.

As the SRC trading market has evolved, DOEE has adjusted SRC trading rules to maximize private investment in high-impact voluntary green infrastructure. The SRC market is now well-established, with several hundred SRC trades and growing SRC demand each year, and DOEE plans to refine SRC trading rules to [...] will help accelerate the restoration of District [...] District [...] nary projects built in regions of the District that are [...] In 2016, [...] ip start" the SRC market supply and

Aggregating Benefits for Businesses, Communities and the Environment
WASHINGTON, DC

JULY 2022
URBAN LAND INSTITUTE, ULI WASHINGTON

A church in Ward 7 of the District of Columbia found that an asphalt parking lot under its ownership was in need of repair, having become host to an abundance of invasive plants and refuse over the years. But where others might have seen urban blight, Green Compass founder, Nicole Whalen, saw opportunity. Whalen knew that with the right investments, the space could be transformed from asphalt to an asset that generates long-term financial, environmental, and quality of life benefits for the community.

It's part of Green Compass's mission to supply profitable sustainability solutions to public and private clients for energy, water, and waste challenges. Focusing on communities in need, the company designs, builds, and maintains green infrastructure projects — with no upfront costs to their clients. In the case of Ward 7's St. Luke Catholic Church, Green Compass invested private capital to build green infrastructure that generates Stormwater Retention Credits (SRCs). Green Compass then sells these credits

About the Alternative Stormwater Compliance Program Uptake Initiative

Through this initiative, the District Department of Energy and Environment (DOEE), in partnership with the Urban Land Institute, seek to gain insight into current perceptions of, and experiences with the SRC and SSR programs in order to promote awareness and understanding of the programs, increase market uptake, and inspire more sustainable stormwater management throughout the District.

Ten Years in, D.C.'s Stormwater Credit Market is Thriving and Still Growing

The District's innovative approach to stormwater management has become a globally examined model.

July 15, 2024 | Washington, DC

MEDIA CONTACTS
[...]

Green Compass began investing in the SRC market in 2019, and the projects they have built have created 6,300 square feet of new urban green infrastructure and planted hundreds of new trees at no cost to site owners in Wards 5, 7 and 8. According to a valuation by Earth Economics, every dollar the company invested to build green infrastructure returns $7.80 in benefits to the local community every year.

"Generating environmental credits with green infrastructure is an opportunity to direct private investment into long term pollution reduction and flood mitigation with nature-based solutions," said Green Compass CEO Nicole Whalen. "Over the next 10 years, we hope to see the SRC market grow with more demand from developers in DC choosing SRCs as a cheaper, easier, faster alternative to stormwater management, more site owners benefiting from hosting green infrastructure, positive price movement for high-impact SRCs, and more investors and municipalities participating in stormwater trading to reduce pollution and flood risk—especially within shared watersheds like the

We're on a mission to reach net zero by 2050.

Will you join us?

Buildings are the largest source of emissions globally, presenting **the greatest opportunity for scalable impactful climate solutions worldwide.**

References

[1] Green Infrastructure is a Nature Based Solution that provides many non-market ecosystem services to society.

[2] According to a 2024 valuation by Earth Economics, every dollar we invest to build green infrastructure returns $7.80 in benefits to the local community each year!

[3] SRC sale data (link to SRC registry, where you can download sales data): https://octo.quickbase.com/db/bjt7u8rgq?a=dbpage&pagename=shell.html#path=2275-2308-2158&ar=12

[4] DC maintains a registry of all SRC trades. Here is the data download https://greencompass.box.com/s/8t0u7w4dwa3vfpjuzf4ualdzwbc2da2k

[5] Market share is the function of SRCs the Company has sold each year relative to all SRCs sold each year: https://greencompass.box.com/s/8t0u7w4dwa3vfpjuzf4ualdzwbc2da2k

[6] https://greencompass.box.com/s/k3z3iga5oxucc6oimq9rpke3t3c4rz0t

* The SRC program has brought the District international recognition, including the Environmental Council of the States (ECOS) Environmental Innovation Award in 2016 and the C40 Cities Climate Leadership Group as one of the world's most innovative climate programs. The award was given to the city for creating the marketplace, green compass participates in the city's marketplace. The city received these accolades for establishing the marketplace, in which Green Compass actively participates.

[7] https://www.eartheconomics.org/all-publications/2024/4/16/valuing-green-stormwater-infrastructure-benefits-in-washington-dc

[8] https://www.unep.org/resources/report/building-materials-and-climate-constructing-new-future#:~:text=The%20buildings%20and%20construction%20sector,have%20a%20significant%20carbon%20footprint

[9] https://www.architecture2030.org/why-the-built-environment/

[10] https://doee.dc.gov/service/greenhouse-gas-inventories

[11] https://www.unep.org/resources/report/building-materials-and-climate-constructing-new-future#:~:text=The%20buildings%20and%20construction%20sector,have%20a%20significant%20carbon%20footprint

[12] The estimated cost to retrofit the District's impervious areas with green infrastructure is more than $7 billion. However, only approximately $10 million in public funding is available each year for green infrastructure. https://www.ecos.org/news-and-updates/district-of-columbias-stormwater-retention-credit-trading-market/ https://www.greenfinanceinstitute.com/casestudies/dc-stormwater-retention-credit-trading-programme/

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Testing the Waters Materials

Claim 1

April Update

Happy 54th Earth Day from Green Compass

We retrofit real estate with climate solutions to create cleaner, healthier, more affordable commercial and multifamily buildings.

Based in Washington, DC



April showers (averaging 3.21 inches) bring May's flowers and we can't wait to see the blue flax we planted last year bloom this spring in this rain garden!

Join Us For An Event

Women For The Planet: Building Green Businesses
Tuesday, April 23 | 6pm
Busboys and Poets | 450 K Street NW

Come join our friends at DC EcoWomen for a discussion featuring our founder and CEO, Nicole Whalen, and other female founders from the DC area who have started businesses in the environmental sector. The event is open to all. RSVP here!

Highlights

Invest in our work!
We are weeks away from releasing Green Bonds to allow anyone with a domestic bank account to invest in scaling nature-based solutions that cut emissions and clean the air and waterways in Washington, DC. Sign-up here to receive more information about this opportunity!

New Website, Fresh Looks
With the help of MASH Productions, we updated our website to showcase our past projects, improve SEO, and give a fresh new look for mobile and computer viewers. Take a look and we'd love to hear what you think!

Green Compass Completes DC Contractor Incubator
Green Compass is grateful to be one of the 25 companies Emerald Cities Collaborative selected for their inaugural DC Contractor Incubator! Over 8 weeks, we received valuable technical assistance and connected with a robust network of superstar contractors building our local green economy!



photo credit:

Looking Ahead

Here are some things we are excited to see happen:

Prioritizing High-Impact SRCs

In 2024, DOEE proposes to prioritize the purchase and use of SRCs that provide a higher level of water quality benefit to District waterbodies, meaning that if high-impact SRCs are available, they must be used before other types of SRC may be used. Green Compass generates High Impact SRCs from voluntary green infrastructure projects in priority areas of the District that provide the most water quality benefits.

Turning Gas Stations into Energy Stations

There are now almost 8,000 public EV fast charging stations across the country, or one for every 19 gas stations. Tesla is responsible for slightly more than one quarter of them. Green Compass is working to add fast charging stations alongside traditional fuel pumps to collocate fast chargers with bathrooms and convenience retail, while bringing gas stations a secondary revenue stream.

Net Zero New Building Codes for 2026

Electrifying existing buildings is essential to meeting climate goals. DC joins New York and California by requiring all new construction or substantial improvements to be constructed to an all-electric, net-zero-energy standard starting in 2026. Buildings will be prohibited from using "on-site fuel combustion" for furnaces or water heaters, with an exemption for backup power generators in buildings essential to protecting public health and safety.

Ask From This Community

Protect DC Residents, Jobs, and Climate Programs

In 2018, DC passed the strongest climate policy in the nation. Now Mayor Bowser unveiled a $21 billion budget for FY2025 that proposes to delay, defund, or raid funding for our city-led solutions to the climate crisis including:

- Defunds Zero Waste initiatives, including compost drop-offs
- Eliminates funding for DC Green Bank
- Cancels $23.5 million in Climate Equity Program to pay for the city's fossil fuel electric and gas bills
- Cuts Net Zero Building Code Requirements, despite buildings being the city's biggest emissions polluter
- Eliminates DC's Solar for All Program
- Exempts Public Buildings from renewable energy requirements and Building Energy Performance Standards (BEPS)
- Eliminates the Affordable Housing Retrofit Accelerator
- Raids +$17 million from the Sustainable Energy Trust Fund
- Raids millions for Clean Rivers from the $0.05 plastic bag fee

Stand Against DC's Proposed Budget Cuts to Climate Solutions:

1. Sign a Petition to Protect Funding for our rivers, trees, and parks
2. Add your business' support to a Climate Budget Letter to City Council rejecting cuts to climate leadership
3. Register to Testify at the Budget Oversight Hearing
4. Ask your Representatives to Tax the Carbon



#GreenBonds

Green Compass is raising capital to build more green infrastructure in Washington, DC.

We are retrofitting 14.2 acres in Washington, DC with 0.55 acre of Green Infrastructure like rain gardens and tree canopies to capture runoff where there is no treatment of stormwater.

Our green infrastructure generates high-impact Stormwater Retention Credits (SRCs), a city-led solution for cleaner air and waterways.

We have sold over $636,980 of high-impact SRCs and have $7.2 million in future revenue under contract with the District of Columbia.

Investors who sign up will receive more information on the green bond offering.

Note:
- There are risks associated with investing.
- This is not a tax exempt investment.
- Investor must provide a domestic bank account for repayment by ACH transaction.
- Investor may suffer a loss if the asset pool does not produce sufficient cash flow.
- Investor may share a market upside, if there is a market upside

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photo credit: craig_clark

Did you know...

"D.C. has roughly 7,800 acres of parkland covering nearly a quarter of the city, which means it has more parkland per capita than any other city in the United States."

Congresswoman Eleanor Holmes Norton

Green Compass LLC
1245 Linden St NE
Washington
United States

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#GreenBonds

💟 February Update

Happy Leap Day from **Green Compass**

We retrofit real estate with climate solutions to create cleaner, healthier, more affordable commercial and multifamily buildings.

📍 Based in Washington, DC



Nature Based Solutions at Work ✅

Green Infrastrucure is a nature based solution that also solves the problem of icy sidewalks by capturing snowmelt & stormwater so it can infiltrate rather than freeze on walkways. We turned 2,000 ft² of asphalt into a blooming rain garden that captures over 950,000 gallons year-round!

   

🇨🇦 DC Building Reminders

DC requires buildings to measure & report energy performance. Here's what you need to know.

Benchmarking Reports Due April 1

Buildings over 25,000 ft² must benchmark 2023 data by April 1, 2024.
Buildings over 10,000 ft² must benchmark 2024 data by April 1, 2025.

Third Party Data Verification Required This Year

Buildings over 25,000 ft² must have benchmarking data verified by a third party in 2024, then every 3 years.

Contact benchmarking@greencompass.co for help to avoid fines of $10 per square foot for non-compliance! 😬

MESSAGE FROM OUR FOUNDER

The pace of implementing climate solutions is frustratingly slow, so the scientist in me wants to try something new to scale green infrastrucure investments faster.

The experiment? Crowdsourcing capital by issuing a private security - a Green Bond - so anyone with a domestic bank account can invest in fighting climate change, environmental injustice, and water pollution by investing in urban green infrastructure that generates revenue from high-impact stormwater Retention Credits.

I invite you to join our investment to expedite city-led climate solutions.

Nicole Whalen
Founder & CEO, Green Compass



Highlights



Green Bonds Coming Soon

We are finalizing a crowdfunded security offering with Raise Green- the largest climate investment marketplace- to leverage $1.2 million of revenue we have under contract selling stormwater retention credits (SRCs) in Washington, DC. Sign up here to get information on our first offering.

New Case Study by Duke University

Our work was featured in a case study by Duke University on financing nature based solutions. Green Compass was DC Green Banks' first borrower to finance +$1 million of green stormwater infrastrucure with a $650,000 revolving loan.

All New Cars to be Zero-Emissions by 2035

DC joins Maryland and Virginia in adopting regulations that require all new cars and light-duty vehicles to be zero-emissions by 2035! Contact us to see if you can earn revenue by renting your parking space to install EV Charging Infrastrucure.

VOLUNTEER TO PLANT TREES

Did you know Washington, DC was once called the City of Trees?

We are working with to reforest urban heat islands and restore the District's tree canopy to 40% with Casey Trees.

Sign up below to receive information on our volunteer opportunities for 2024!

Tree Planting Volunteer Signup

"Those who say it can't be done are usually interrupted by others doing it."

- James Baldwin

Green Compass LLC
1258 Union St NE #700
Washington, DC 20002
United States

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